FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER


    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of April 2003


                                ACS - TECH80 LTD.
                  (Translation of registrant's name in English)


      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F __X__ Form 40-F ___



Attached as Exhibit 1 to this Report on Form 6-K is the Proxy Statement of ACS - Tech80 Ltd. (the "Registrant") in connection with the solicitation of proxies by the Registrant's board of directors, to be voted at the Annual Meeting of Shareholders of the Registrant scheduled to be held at its registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on May 30, 2003, at 10:00 a.m., local time, and at any adjournment thereof.

Also attached, as Exhibits 2 through 4 to this Report on Form 6-K, respectively, are (i) the Registrant's press release dated October 24, 2002, regarding the assumption by the Registrant's CEO of an additional executive position with an affiliated company, (ii) the Registrant's press release dated November 4, 2002, regarding its results for the quarter ended September 30, 2002, and (iii) the Registrant's press release dated April 16, 2003, regarding its results for the year ended December 31, 2002, all of which are hereby incorporated by reference herein.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ACS - Tech80 Ltd.
                                             (Registrant)
                                             By:      /s/ Ze'ev Kirshenboim
                                             Name:    Ze'ev Kirshenboim
                                             Title:   President and CEO
                                             Date:    April 20, 2003


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